UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BRF S.A.

(Name of Issuer)

Common Shares (“Shares”) and American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts (“ADRs”), representing common shares of BRF S.A.

(Title of Class of Securities)

56656T105

(CUSIP Number)

Heraldo Geres

Marfrig Global Foods S.A.

Avenida Queiroz Filho, n. 1.560, Bloco 5 (Torre Sabiá), 3º andar, sala 301

Vila Hamburguesa, São Paulo, SP, 05319-000

Brazil

Telephone: 55 11 3792-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter
Linklaters LLP
1290 Avenue of the Americas
New York, New York 10104
Telephone: (212) 903-9000

May 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56656T105	13D/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marfrig Global Foods S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) BK, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 226,010,428
	8.	SHARED VOTING POWER —
	9.	SOLE DISPOSITIVE POWER 226,010,428
	10.	SHARED DISPOSITIVE POWER —

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,010,428
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 56656T105	13D/A	Page 3 of 6 Pages

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Marrig Global Foods S.A. and Marfrig Overseas Ltd. on June 4, 2020, relating to the beneficial ownership of common stock of BRF S.A. (the “Shares”), a corporation incorporated under the laws of the Brazil with its principal executive offices at Avenida das Nações Unidas, 8501 – 1º andar, Pinheiros, SP, 05425-070, Brazil (“BRF”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.

Paragraphs 6 and 7 of Item 3 of the Schedule 13D are hereby amended to read as follows:

One June 7, 2021 Marfrig entered into a loan agreement with JPMorgan Chase Bank, N.A., London Branch (the “Lender”), and JPM Brazil in its capacity as collateral agent (the “Collateral Agent”) (the “Loan Agreement”). The loan was made available to Marfrig to finance the acquisition of the Auction Shares. Marfrig expects to enter into one or more loan agreements with the Lender and the Collateral Agent to finance the acquisition of the Shares to be acquired under the Share Purchase Agreement.

The foregoing description of the Share Purchase Agreement, the Share Purchase Agreement Amendment and the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, the Share Purchase Agreement Amendment and the Loan Agreement, which are attached hereto as Exhibits 99.2, 99.3 and 99.6 and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Loan Agreement

On June 7, 2021, the Lender made a single term loan to Marfrig in the aggregate amount of €67 million (the “Advance”) under the Loan Agreement. Once repaid, the term loan may not be reborrowed. All amounts outstanding under the Loan Agreement are due and payable in full on the maturity date of August 28, 2024. In connection with the Loan Agreement and the Second Collar Transaction, Marfrig pledged 20,512,800 Shares and its contractual rights under the Second Collar Transaction to the Collateral Agent.

Marfrig may prepay the outstanding principal amount of the Advance, in whole or in part, upon irrevocable notice thereof in an amount equal to the sum of (i) the principal amount of the Advance being prepaid and (ii) accrued interest to the date of such prepayment on the amount prepaid; provided that Marfrig may not make more than three such prepayments per calendar month. Further, each partial prepayment of the Advance must be in an aggregate principal amount of €10 million or a whole multiple of €1 million in excess thereof.

The Loan Agreement contains customary representations and warranties and affirmative and negative covenants that, among other things (and subject to certain exceptions), restrict the ability of Marfrig and its subsidiaries to grant additional liens on the Shares that are not pledged to the Lender, make certain investments, consummate mergers or consolidations, dispose of assets, pay dividends, redeem or repurchase stock, enter into certain restrictive agreements, enter into certain transactions with affiliates, and amend organizational documents.

The Loan Agreement also contains certain events of default, including, among others (and subject to certain thresholds and cure periods), non-payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults on certain indebtedness, bankruptcy and insolvency defaults, judgment defaults and the occurrence of a change of control. The occurrence of an event of default could result in the acceleration of all outstanding obligations under the Loan Agreement.

CUSIP No. 56656T105	13D/A	Page 4 of 6 Pages

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

99.6	Loan Agreement dated as of June 7, 2021, by and among Marfrig Global Foods S.A., JPMorgan Chase Bank, N.A., London Branch and Banco J.P. Morgan S.A.

CUSIP No. 56656T105	13D/A	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021

MARFRIG GLOBAL FOODS S.A.
	By:	/s/ Tang David
Tang David Chief Financial Officer

	By:	/s/ Heraldo Geres
Heraldo Geres General Counsel
MARFRIG OVERSEAS LTD.
	By:	/s/ Marcia Aparecida Pascoal Marçal dos Santos
Marcia Aparecida Pascoal Marçal dos Santos Director

	By:	/s/ Marcos Antonio Molina dos Santos
Marcos Antonio Molina dos Santos Director

CUSIP No. 56656T105	13D/A	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 4, 2021 by and between Marfrig Global Foods S.A. and Marfrig Overseas Ltd. *

99.2	Share Purchase Agreement, dated as of May 20, 2021, by and between Marfrig Global Foods S.A. and Banco J.P. Morgan S.A. *

99.3	First Amendment to the Share Purchase Agreement, dated as of June 2, 2021, by and between Marfrig Global Foods S.A. and Banco J.P. Morgan S.A. *

99.4	First Confirmation of Derivative Transaction, dated as of May 20, 2021, by and between Marfrig Global Foods S.A. and Banco J.P. Morgan S.A. *

99.5	Second Confirmation of Derivative Transaction, dated as of June 2, 2021, by and between Marfrig Global Foods S.A. and Banco J.P. Morgan S.A. *

99.6	Loan Agreement dated as of June 7, 2021, by and among Marfrig Global Foods S.A., JPMorgan Chase Bank, N.A., London Branch and Banco J.P. Morgan S.A.

*	Previously filed